October 25, 2013 Securities and Exchange Commission	Joshua D. Fox +1 781 966 2007 (t) +1 781 966 2100 (f) joshua.fox@wilmerhale.com

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:     Karyopharm Therapeutics Inc.
Registration Statement on Form S-1
Filed October 4, 2013
File No. 333-191584

Ladies and Gentlemen:

On behalf of Karyopharm Therapeutics Inc. (the “Company”), we are responding to the comments contained in the letter dated October 24, 2013 (the “Comment Letter”) from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement with this response letter (the “Amendment No. 1”).

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Comment Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.  Page numbers referred to in the responses reference Amendment No. 1.

On behalf of the Company, we advise you as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Share-Based Compensation, page 62

1.             It is unclear how you have sufficiently addressed the quantitative or qualitative components in our initial comment in your discussion of each significant factor contributing to the difference between the latest common stock valuation and the estimated IPO price, considering the significant increase in fair value from the September 24, 2013 price to the midpoint of your IPO price range. Please revise your disclosure to further support this increase and quantify the impact that the following items had on your increased valuation:

•      The enrollment of 22 additional patients in clinical trials of Selinexor;

•      The receipt of updated clinical data;

•      The agreement with Fast Forward LLC; and

•      The 65% weighting of your IPO scenario.

Response:             In response to the Staff’s comment, and in response to our telephone conversations with the Staff, the Company has revised the disclosure on page 65 and pages 71 to 77 of Amendment No. 1 to reassess the fair value of our common stock for financial reporting purposes through retrospective valuations as of July 31, 2013, September 3, 2013 and September 30, 2013, and to discuss significant factors contributing to the difference between the September 30, 2013 valuation and the estimated IPO price.

2.             You cite improved capital market conditions for companies in your industry as a reason for the increase in fair value, reflected in the estimated IPO price. Please explain to us why you were unaware of this information and presumably did not include it in your September 24, 2013 common stock valuation.

Response:             Our September 24, 2013 common stock valuation reflected our understanding of the improved capital market conditions as of that valuation date. However, the IPO market for biotechnology companies has continued to improve since that date, as shown by the number of biotechnology companies completing their IPOs, as well as their aftermarket performance.  Due to these improved market conditions, our September 24, 2013 valuation included the following changes from our July 21, 2013 valuation:

•      our probability of completing an IPO increased to 65% from 50%, resulting in a $0.31 per share increase in the fair value of our common stock; and

•      the expected timeline to us completing an IPO was reduced to 2 months from 6 months.

3.             During the three months ended September 30, 2013, you granted an additional 3,959,000 options to employees and 140,500 options to non-employees per page F-22. Please include these options in your tabular disclosure on page 63.

Response:             In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Amendment No. 1.

4.             We will further evaluate your accounting for stock compensation and related disclosures, once you have finalized an estimated offering price range and disclosed this information in a subsequent amendment to your Registration Statement.

Response:             The Company acknowledges the Staff’s comment.

In response to our telephone conversations with the Staff, the Company advises the Staff that:

During the second quarter of 2013, the Company assessed the Series B Preferred Stock for any beneficial conversion features under ASC 470-20, Debt with Conversion and Other Options. We determined that there was no beneficial conversion feature with respect to the Series B Preferred Stock. At the commitment date, the common stock into which the Series B Preferred Stock was convertible had a fair value less than the effective conversion price of the Series B Preferred Stock and as such, there was no intrinsic value on the commitment date.

The Company determined that the commitment date was the date of the Series B Preferred Stock Purchase Agreement.   As of such date, the Company had a legally enforceable contract pursuant to which the investors were obligated to purchase the Series B Preferred Stock in accordance with the pre-defined terms set forth in the Series B Preferred Stock Purchase Agreement. There were no closing conditions or other contingencies within the control of the investors.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned at (781) 966-2007 or Steven D. Singer at (212) 295-6307.  Thank you for your assistance.

Sincerely,

/s/ Joshua D. Fox
Joshua D. Fox

cc:       Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP
Michael G. Kauffman, M.D., Ph.D., Karyopharm Therapeutics Inc.
Paul Brannelly, Karyopharm Therapeutics Inc.